

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MI 56538-0496

      **Re:    Otter Tail Corporation**
            **Form 10-K for Fiscal Year Ended December 31, 2011**
            **Filed February 29, 2012**
            **File No. 0-53713**

Dear Mr. Moug:

      We have completed our review of your filing.  We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William Thompson
           Accounting Branch Chief